Corporate Contact:
                                                   Ioannis Zafirakis
                                                   Director and Vice-President
                                                   Telephone: + 30-210-9470100
For Immediate Release
---------------------
                                                   Investor and Media Relations:
                                                   Edward Nebb
                                                   Euro RSCG Magnet
                                                   Telephone: + 1-212-367-6848


                     DIANA SHIPPING INC. REPORTS NET INCOME
                            FOR FIRST QUARTER OF 2005
                            AND DECLARES DIVIDEND FOR
                   THE 14-DAY STUB PERIOD ENDED MARCH 31, 2005


ATHENS, GREECE, May 5, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $14.6 million for the first quarter of 2005. This represents an increase of $7.4 million or 103% compared to net income of $7.2 million recorded in the first quarter of 2004.

Dividend declaration
The Company has declared a cash dividend on its common stock of $0.08 per share, based on the Company's operations during the 14-day stub period from March 18, when its shares started trading on the New York Stock Exchange, to March 31, 2005. The cash dividend will be payable on June 2, 2005 to all shareholders of record as at May 16, 2005. The company has 40 million shares of common stock outstanding.

During this 14-day stub period, which followed the pricing of the Company's initial public offering of common stock, there were nine vessels operating as compared to ten vessels expected to be operating in the fleet after the delivery of a newbuilding panamax bulk carrier in May 2005.

Fleet Employment Profile
Currently Diana's fleet is employed as follows:

 Vessel's name                     Employment             Expiration(2)
 -------------                     ----------             -------------

Alcyon                            (TC) $ 22,582           Oct. 15, 2007
Calipso                           (TC) $ 40,000            Jul. 5, 2005
Clio(1)                           (TC) $ 19,800           July 11, 2005
Danae                             (TC) $ 30,000           Jan. 13, 2007
Dione                             (TC) $ 32,500            Nov. 4, 2005
Nirefs                            (TC) $ 40,000            Aug. 6, 2005
Oceanis                           (TC) $ 30,650           Aug. 20, 2005
Pantelis SP                       (TC) $ 47,500           Jan. 25, 2008
Protefs                           (TC) $ 31,000            Aug. 5, 2005
Triton                            (TC) $ 37,300           Nov. 27, 2005

The Company's fleet is fully employed on time charters for the whole of the second quarter of 2005.

----------
(1)  Expected delivery from shipyard on May 9, 2005
(2)  Assuming earliest redelivery


Summary of Selected Financials & Other Data
                                                       Three Months Ended
                                                             March 31,
                                                          2005       2004
                                                          ----       ----

INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues                         23,906      12,301
Voyage expenses                                           1,634         836
Vessel operating expenses                                 3,176       1,943
Net income                                               14,555       7,248
FLEET DATA:
Average number of vessels                                   8.0         6.0
Number of vessels                                           9.0         6.0
Weighted average age of the fleet                           3.8         3.1
Ownership days                                              723         546
Available days                                              723         546
Operating days                                              718         544
Fleet utilization                                          99.3%       99.6%
AVERAGE DAILY RESULTS:
Time charter equivalent (TCE) rate                       30,805      20,998
Daily voyage operating expenses                           4,393       3,559

Webcast Information
Diana Shipping Inc. will conduct a conference call and webcast at 10:30 A.M. Eastern Time on Friday, May 6, 2005, to discuss these financial results. Investors may access the webcast on the Company's website at www.dianashippinginc.com by clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". Listeners should allow extra time before the webcast begins to register for the webcast and download any necessary audio software. The conference call also may be accessed by telephone by dialing 1-888-858-4756 (for U.S.-based callers) or 1-973-935-2405 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 6015089.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.

                         (See financial tables attached)

                               DIANA SHIPPING INC.
                        CONSOLIDATED STATEMENTS OF INCOME
  (Expressed in thousands of U.S. Dollars, except for share and per share data

                                                       Three months ended
                                                            March 31,
                                                     2005             2004
                                                     ----             ----
 REVENUES:
 Revenue from vessels                              $ 23,906         $ 12,301

 EXPENSES:
   Voyage expenses                                    1,634              836
   Vessel operating expenses                          3,176            1,943
   Depreciation                                       1,879            1,200
   Management fees                                      363              216
   General and administrative expenses                  772              384
   Foreign currency gains                                (8)               -
                                                   ---------        ---------
   Operating income                                  16,090            7,722


 OTHER INCOME (EXPENSES):
   Interest and finance costs, net                   (1,677)            (489)
   Interest income                                      142               15
                                                   ---------        ---------

   Total other income (expenses), net                (1,535)            (474)
                                                   =========        =========

 Net income                                        $ 14,555         $  7,248
                                                  =========         =========
Earnings per common share, basic and diluted       $   0.49         $   0.26
                                                 ==========       ===========
Weighted average number of common shares         29,550,000       27,625,000
                                                 ==========       ===========


BALANCE SHEET DATA
                                                  March 31,       December 31,
                                                     2005            2004
                                                     ----            ----

ASSETS

  Cash and cash equivalents                        $  35,329    $   1,758
  Other current assets                                 1,376        1,791
  Advances for vessels under construction
   and acquisitions and other vessel costs             6,698       19,234
  Vessels' net book value                            215,742      132,853

  Other non-current assets                               100            -
                                                   ---------     ---------
            Total assets                           $ 259,245    $ 155,636
                                                   ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Current liabilities, including current
   portion of long term debt                      $    5,182   $   11,344
 Long-term debt, net of current portion                    -       85,168
 Other non-current liabilities                           234           72
 Total stockholders' equity                          253,829       59,052
                                                   ---------     ---------
 Total liabilities and stockholders' equity       $  259,245   $  155,636
                                                   ==========   ==========


OTHER FINANCIAL DATA
                                                     Three months ended
                                                          March 31,
                                                      2005           2004
                                                      ----           ----

Net cash from operating activities                $   17,850    $   8,508
Net cash used in investing activities             $  (72,232)   $  (5,392)
Net cash from / (used in) financing activities    $   87,869    $  (1,931)